UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2024

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter dated March 20, 2024 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, March 20, 2024 Comisión Nacional de Valores

RE.: Proposal on the Results for Fiscal year ended December 31, 2023

Dear Sirs,

I am writing to you in my capacity as Chairman of TELECOM ARGENTINA S.A. (“Telecom Argentina” or the “Company”), in order to inform you that the Board of Directors of the Company, in its meeting held today, resolved to submit the following proposal to the shareholders with respect to the Retained Earnings as of December 31, 2023 which reported a negative balance of AR$257,729,766,816:

“1) Absorb the amount of AR$257,729,766,816 from the “Voluntary Reserve to maintain the Company’s level of capital expenditures and its current solvency level”; 2) It is also proposed regarding the amount of AR$84,256,933,314 (negative) to be reclassified from the account “Voluntary Reserve to maintain the Company’s level of capital expenditures and its current solvency level” (thus reaching the amount of AR$111,703,053,403) and to be charged against the “Contributed Surplus” account, which consequently, after such allocation, will reach a balance of AR$1,178,727,157,642; and 3) To submit for the consideration of the Shareholders’ Meeting the delegation of powers to the Board of Directors in order to provide it with the maximum flexibility to eventually decide to release the “Voluntary Reserve to maintain the Company’s level of capital expenditures and its current solvency level” and to distribute dividends in cash or in kind or any combination of both options, once the conditions detailed in Note 13 point c) penultimate paragraph of the Financial Statements for the year 2023 are met or waived, and up to the maximum amount stated therein.”

We note that this proposal sets forth amounts in constant currency as of December 31, 2023.

Sincerely,

Telecom Argentina S.A.

/s/ Carlos A. Moltini
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date: March 20, 2024	By:	/s/ Luis Fernando Rial Ubago
		Name:	Luis Fernando Rial Ubago
		Title:	Responsible for Market Relations